UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Yield Reports Full Year 2016 Financial Results

•	Revenue for the full year 2016 reached $971.8 million, a 23% increase compared with previous year.

•	Further Adjusted EBITDA including unconsolidated affiliates[1] increased by 21% year-on-year to $772.1 million in 2016, compared with $636.5 million in 2015.

•	Excellent cash available for distribution (“CAFD”)[2] of $59.1 million in the quarter, reaching a total amount of $171.2 million in the year, meeting our guidance.

•	Quarterly dividend of $0.25 per share, 53% higher than previous quarter, approved by the Board of Directors.

•	Successful refinancing of corporate debt, strengthening our corporate financial structure.

•	Net loss for the year attributable to the Company of $4.9 million.

•	Operating cash flow for the year amounted to $334.4 million, representing an increase of 12% versus 2015.

February 27th, 2017 – Atlantica Yield (“ABY”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported solid financial results for the year 2016, meeting guidance both in Further Adjusted EBITDA including unconsolidated affiliates and CAFD. Revenues for the year amounted to $971.8 million, representing a 23% increase and Further Adjusted EBITDA, including unconsolidated affiliates, amounted to $772.1 million, a 21% increase compared with the previous year.

Net cash provided by operating activities increased by 12% and reached $334.4 million. CAFD reached $171.2 million in 2016.

____________________________
1 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 15).
2 CAFD includes $28.0 million of ACBH dividend compensation and $14.9 million proceeds of ATN2 refinancing in the twelve-month period ended December 31, 2016.

Highlights

	Twelve-month period ended December 31,
(in thousands of U.S. dollars)	2016	2015
Revenue	$971,797	$790,881
Loss for the period attributable to the Company	(4,855)	(209,005)
Further Adjusted EBITDA incl. unconsolidated affiliates[3]	$772,112	$636,510
Net cash provided by operating activities	334,417	299,485
CAFD[4]	$171,181	$178,496

Key Performance Indicators

	Twelve-month period ended December 31,
	2016	2015
Renewable energy
MW in operation[5]	1,442	1,441
GWh produced	3,087	2,536
Conventional power
MW in operation	300	300
GWh produced[6]	2,416	2,465
Electrical availability[6](%)	99.1%	101.7%
Electric transmission lines
Miles in operation[8]	1,099	1,099
Availability(%)[7]	100.0%	99.9%
Water
Capacity (Mft/day)[8]	10.5	10.5
Availability (%)[7]	101.8%	101.5%

____________________________
3 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 15).
4 CAFD includes $28.0 million of ACBH dividend compensation and $14.9 million proceeds of ATN2 refinancing in the twelve-month period ended December 31, 2016.
5 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
6 Electric availability refers to operational MWh over contracted MWh with Pemex. Conventional production and availability were impacted by scheduled major maintenance in February 2016, which occurs periodically.
7 Availability refers to actual availability divided by contracted availability.
8 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets

Segment Results

(in thousands of U.S. dollars)	Twelve-month period ended December 31,
	2016	2015
Revenue by Geography
North America	$337,061	$328,139
South America	118,763	112,480
EMEA	515,973	350,262
Total revenue	$971,797	$790,881
Further Adjusted EBITDA incl. unconsolidated affiliates by Geography
North America	$284,690	$279,559
South America	124,599	110,905
EMEA	362,823	246,046
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$772,112	$636,510

(in thousands of U.S. dollars)	Twelve-month period ended December 31,
	2016	2015
Revenue by business sector
Renewable energy	$724,326	$543,012
Conventional power	128,046	138,717
Electric transmission lines	95,137	86,393
Water	24,288	22,759
Total revenue	$971,797	$790,881

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$538,427	$417,157
Conventional power	106,492	107,671
Electric transmission lines	104,795	89,047
Water	22,398	22,635
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$772,112	$636,510

During 2016 our assets have performed overall in line with expectations, with assets including Mojave, ACT, the solar plants in Spain and all the transmission lines beating targets and Solana and wind farms below expectations.

Mojave has concluded an excellent second year of operation, exceeding our targets. ACT, our cogeneration plant in Mexico, has maintained its outstanding operational performance, after implementing its scheduled periodic major maintenance in February. In Spain, radiation was slightly below usual levels in the first half of the year, but this was offset during the second half and our portfolio of solar assets in the region continued to show excellent operational performance. Solana did not achieve expectations, as we continued to perform the scheduled improvements required at the plant. After an excellent year, Kaxu experienced technical problems with certain equipment during the last part of the fourth quarter. Our wind assets in Uruguay have shown stable performance, while we believe there is room for improvement given that wind levels continue to be lower than expected. Finally water assets have reached once again excellent availability levels.

Liquidity and Debt

As of December 31, 2016, consolidated cash and cash equivalents amounted to $594.8 million, of which $122.2 million was cash available at the Atlantica Yield corporate level. In addition, cash classified as short-term financial investments at the project level amounted to $79.3 million. As a result, total liquidity including short-term financial investments amounted to $674.1 million as of December 31, 2016.

As of December 31, 2016, net project debt amounted to $4,857.9 million, representing a reduction of $143.5 million versus last year. Net corporate debt amounted to $546.0 million, a $73.0 million reduction compared with last year. The net corporate debt / CAFD pre-corporate debt service ratio9 is 2.7x, below our stated target of 3x.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica Yield corporate level.

____________________________
9 Based on CAFD pre corporate debt service for the year 2016.

Corporate Refinancing

In February 2017, we successfully refinanced part of our corporate debt by signing a note facility (the “Note Issuance Facility “) with a group of funds managed by a world-class infrastructure fund for a total amount of €275 million (approximately $290 million), with three series of bullet notes:

•	€ 92.0 million maturing in 2022
•	€ 91.5 million maturing in 2023
•	€ 91.5 million maturing in 2024

We intend to hedge the interest rates at an estimated fixed rate of 5.60 to 5.70%. The proceeds of the Note Issuance Facility will be used to repay and cancel Tranche B of our Credit Facility.

“This transaction provides us with a stable corporate financial structure with a much longer average life. This transaction is a further reaffirmation of the quality of Atlantica’s existing portfolio. Our exposure to Euro-denominated cash flows allows us to issue corporate debt either in US dollars or Euros, benefitting from the market with better conditions. Issuing debt in Euros provides a natural hedge to our assets in Euros. In 2017 and upcoming years, we will continue to maintain a prudent financial policy and we reaffirm our commitment to always maintain corporate leverage below 3 times CAFD pre corporate debt service”, said Francisco Martinez-Davis, CFO of Atlantica Yield.

Guidance

We are initiating guidance for 2017 for the existing portfolio with an expected Further Adjusted EBITDA for 2017 in the range of $760 million to $810 million and CAFD for the year 2017 in the range of $170 million to $190 million, excluding additional proceeds from the potential monetization of the final proceeds to be received as compensation of the preferred equity in ACBH. In addition, our run-rate CAFD guidance is in the range of $200 to $215 million. Regarding our dividend, we target an 80% pay-out ratio10.

____________________________
10 Subject to waivers and forbearances and Board of Directors’ approval.

Strategic Update

Santiago Seage, CEO of Atlantica Yield, said “2016 has been a very important year for Atlantica Yield. We have delivered our guidance in terms of EBITDA and CAFD, we have managed to successfully achieve autonomy, mitigate the risks derived from our sponsor situation and we have reinforced our corporate financial structure. With this, we believe we have a much stronger company than a year ago and we have laid the foundation to restart accretive growth”.

For the year 2017, management will focus on achieving financial targets while positioning the company to reach run-rate CAFD levels and allocating excess cash to value-creating opportunities. In addition, we expect to restart growth through accretive acquisitions and partnerships. In this context, we have signed a letter of intent for the acquisition of a 12.5% interest in a 114-mile transmission line located in Arizona and California.

Dividend

On February 24, 2017, our Board of Directors approved a dividend of $0.25 per share, an increase of 53% with respect to the previous quarter, reflecting the key waivers and forbearances secured over the last few months. This dividend is expected to be paid on or about March 15, 2017 to shareholders of record as of February 28, 2017.

The Board of Directors continues to maintain a prudent approach until we secure some of the last waivers. Following the same logic as in previous quarters, the dividend was based on the proportion of assets which do not require any waivers or forbearances. The percentage increased from 45% to approximately 70% after securing important waivers and forbearances in the period.

Details of the Results Presentation Conference

Atlantica Yield’s CEO, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, February 27th, at 4:30 pm EST.

In order to access the conference call participants should dial: +1 866 305 9104 (US) / +44 (0) 207 107 0685 (UK). A live webcast of the conference call will be available on Atlantica Yield's website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, Atlantica Yield’s management is in Boston and New York this week to meet with investors.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy; political, social and macroeconomic risks relating to the United Kingdom’s potential exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings including claims due to Abengoa’s restructuring process; reputational risk, including damage to the reputation of Abengoa; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; changes to national and international law and policies that support renewable energy resources; our receipt of dividends from our exchangeable preferred equity investment in ACBH in the context of the ongoing proceedings in ACBH in Brazil; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected; failure to receive dividends from all project and investments; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our conventional generation facilities; deterioration in Abengoa’s financial condition and the outcome of Abengoa’s ongoing proceedings under the ongoing restructuring process and the outcome of the ongoing proceedings in ACBH in Brazil; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement; failure of Abengoa to complete the restructuring process and comply with its obligations under the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH; uncertainty regarding the fair value of the non-contingent credit recognized by Abengoa in the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH and uncertainty regarding the ability to recover this amount at maturity; our ability to consummate future acquisitions from Abengoa; changes in our tax position and greater than expected tax liability; impact on the stock price of the Company of the sale by Abengoa of its stake in the Company; and technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges, and dividends received from the preferred equity investment in ACBH.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Further Adjusted EBITDA including unconsolidated affiliates is also used by management as a measure of liquidity.

Our management uses Further Adjusted EBITDA including unconsolidated affiliates as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our Board of Directors, shareholders, creditors, analysts and investors concerning our financial performance.

We define Cash Available For Distribution as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses. Management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors.

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, cash available for distribution is used by our management team for determining future acquisitions and managing our growth.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2016	2015	2016	2015
Revenue	$208,847	$214,967	$971,797	$790,881
Other operating income	17,881	14,081	65,538	68,857
Raw materials and consumables used	(2,438)	(8,883)	(26,919)	(23,243)
Employee benefit expenses	(4,140)	(2,971)	(14,736)	(5,848)
Depreciation, amortization, and impairment charges	(98,522)	(77,309)	(332,925)	(261,301)
Other operating expenses	(83,713)	(71,790)	(260,318)	(224,828)
Operating profit/(loss)	$37,915	$68,095	$402,437	$344,518
Financial income	2,302	-	3,298	3,464
Financial expense	(103,924)	(99,069)	(408,007)	(333,921)
Net exchange differences	(4,635)	2,566	(9,546)	3,852
Other financial income/(expense), net	7,330	(205,891)	8,505	(200,153)
Financial expense, net	$(98,927)	$(302,394)	$(405,750)	$(526,758)
Share of profit/(loss) of associates carried under the equity method	1,542	3,214	6,646	7,844
Profit before income tax	$(59,470)	$(231,085)	$3,333	$(174,396)
Income tax	44,298	(1,381)	(1,666)	(23,790)
Profit for the period	$(15,172)	$(232,466)	$1,667	$(198,186)
Loss/(profit) attributable to non-controlling interests	659	(1,734)	(6,522)	(10,819)
Profit for the period attributable to the Company	$(14,513)	$(234,200)	$(4,855)	$(209,005)
Weighted average number of ordinary shares outstanding (thousands)	100,217	100,217	100,217	92,795
Basic earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$(0.15)	$(2.34)	$(0.05)	$(2.25)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of December 31, 2016	As of December 31, 2015
Non-current assets
Contracted concessional assets	$8,924,272	$9,300,897
Investments carried under the equity method	55,009	56,181
Financial investments	69,773	93,791
Deferred tax assets	202,891	191,314
Total non-current assets	$9,251,945	$9,642,183
Current assets
Inventories	15,384	14,913
Clients and other receivables	207,621	197,308
Financial investments	228,038	221,358
Cash and cash equivalents	594,811	514,712
Total current assets	$1,045,854	$948,291
Total assets	$10,297,799	$10,590,474

Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	2,268,457	2,313,855
Other reserves	52,797	24,831
Accumulated currency translation differences	(133,150)	(109,582)
Retained Earnings	(365,410)	(356,524)
Non-controlling interest	126,395	140,899
Total equity	$1,959,111	$2,023,501
Non-current liabilities
Long-term corporate debt	$376,340	$661,341
Long-term project debt	4,629,184	3,574,464
Grants and other liabilities	1,612,045	1,646,748
Related parties	101,750	126,860
Derivative liabilities	349,266	385,095
Deferred tax liabilities	95,037	79,654
Total non-current liabilities	$7,163,622	$6,474,162
Current liabilities
Short-term corporate debt	291,861	3,153
Short-term project debt	701,283	1,896,205
Trade payables and other current liabilities	160,505	178,217
Income and other tax payables	21,417	15,236
Total current liabilities	$1,175,066	$2,092,811
Total equity and liabilities	$10,297,799	$10,590,474

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2016	2015	2016	2015
Profit/(loss) for the period	(15,172)	(232,466)	1,667	(198,168)
Financial expense and non-monetary adjustments	130,026	360,040	664,775	734,845
Profit for the period adjusted by financial expense and non-monetary adjustments	$114,854	$127,574	$666,442	$536,659

Variations in working capital	59,262	66,378	2,033	73,061
Net interest and income tax paid	(141,890)	(131,760)	(334,057)	(310,235)
Net cash provided by operating activities	$32,226	$62,192	$334,418	$299,485

Investment in contracted concessional assets	-	(6,210)	(5,952)	(106,007)
Other non-current assets/liabilities	16,170	2,020	(3,637)	5,714
Investments in entities under equity method	-	254	4,984	4,417
Acquisitions of subsidiaries and non-controlling interest	(6,921)	(76,831)	(21,754)	(833,973)
Net cash used in investing activities	$9,249	$(80,767)	$(26,359)	$(929,850)

Net cash provided by/(used in) financing activities	$(105,276)	$(117,511)	$(226,103)	$810,931

Net increase/(decrease) in cash and cash equivalents	$(63,801)	$(136,086)	$81,956	$180,566
Cash and cash equivalents at beginning of the period	673,447	662,508	514,712	354,154
Translation differences in cash or cash equivalent	(14,835)	(11,710)	(1,857)	(20,008)
Cash and cash equivalents at end of the period	$594,811	$514,712	$594,811	$514,712

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2016	2015	2016	2015
Profit/(loss) for the period attributable to the Company	$(14,513)	$(234,200)	$(4,855)	$(209,005)
Profit attributable to non-controlling interest	(659)	1,734	6,522	10,819
Income tax	(44,298)	1,381	1,666	23,790
Share of loss/(profit) of associates carried under the equity method	(1,542)	(3,214)	(6,646)	(7,844)
Financial expense, net	98,927	302,394	405,750	526,758
Operating profit	$37,915	$68,095	$402,437	$344,518
Depreciation, amortization, and impairment charges	98,522	77,309	332,925	261,301
Dividend from exchangeable preferred equity investment in ACBH	6,769	4,600	27,948	18,400
Further Adjusted EBITDA	$143,206	$150,004	$763,310	$624,219
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,120	3,071	8,802	12,291
Further Adjusted EBITDA including unconsolidated affiliates	$145,326	$153,075	$772,112	$636,510

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2016	2015	2016	2015
Net cash provided by operating activities	$32,226	$62,192	$334,418	$299,485
Net interest and income tax paid	141,890	131,760	334,057	310,235
Variations in working capital	(59,262)	(66,378)	(2,033)	(73,061)
Other non-cash adjustments and other	28,352	22,430	96,868	87,560
Further Adjusted EBITDA	$143,206	$150,004	$763,310	$624,219
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,120	3,071	8,802	12,291
Further Adjusted EBITDA including unconsolidated affiliates	$145,326	$153,075	$772,112	$636,510

Cash Available For Distribution Reconciliation (Historical)

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2016	2015	2016	2015
Profit/(loss) for the period attributable to the Company	$(14,513)	$(234,200)	$(4,855)	$(209,005)
Profit attributable to non-controlling interest	(659)	1,734	6,522	10,819
Income tax	(44,298)	1,381	1,666	23,790
Share of loss/(profit) of associates carried under the equity method	(1,542)	(3,214)	(6,646)	(7,844)
Financial expense, net	98,927	302,394	405,750	526,758
Operating profit	$37,915	$68,095	$402,437	$344,518
Depreciation, amortization, and impairment charges	98,522	77,309	332,925	261,301
Dividend from exchangeable preferred equity investment in ACBH	6,769	4,600	27,948	18,400
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,120	3,071	8,802	12,291
Further Adjusted EBITDA including unconsolidated affiliates	$145,326	$153,075	$772,112	$636,510
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,120)	(3,071)	(8,802)	(12,291)
Dividends from equity method investments	-	254	4,984	4,417
Non-monetary items	(16,948)	(24,993)	(59,375)	(91,410)
Interest and income tax paid	(141,890)	(131,759)	(334,057)	(310,234)
Principal amortization of indebtedness	(95,739)	(86,153)	(182,636)	(175,389)
Deposits into/ withdrawals from restricted accounts	18,186	(183)	(46,705)	(16,837)
Change in non-restricted cash at project level	112,918	71,155	41,413	72,217
Dividends paid to non-controlling interests	-	-	(8,952)	-
Changes in other assets and liabilities	39,325	58,500	(21,694)	71,513
ATN2 refinancing	-	-	14,893	-
Cash Available For Distribution[11]	$59,058	$36,825	$171,181	$178,496

____________________________
11 CAFD includes $14.9 million proceeds of ATN2 refinancing in the first quarter of 2016 and $6.8 million and $21.2 million of ACBH dividend compensation in the third and fourth quarter of 2016 respectivelly.

Cash Available For Distribution Reconciliation (Guidance)

(in millions of U.S. dollars)	2017
Further Adjusted EBITDA including unconsolidated affiliates	760 - 810
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(8)
Dividends from unconsolidated affiliates	5
Non-monetary items	(60) - (65)
Interest and income tax paid	(325) - (345)
Principal amortization of indebtedness	(190) - (200)
Changes in other assets and liabilities and change in available cash at project level	(20) - 20
Cash Available For Distribution	170 - 190

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: February 27, 2017	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer